Exhibit 99.2

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

On September 16, 2013, Perion Network Ltd. ("Perion") entered into an agreement with Conduit Ltd. ("Conduit") to legally acquire Conduit’s ClientConnect business, which includes its monetization and distribution platform for publishers and developers. On December 31, 2013, Conduit spun off its ClientConnect business to ClientConnect Ltd. ("ClientConnect"), a newly formed Israeli company owned by the Conduit shareholders and option holders in the same respective proportions as their holdings in Conduit. On January 2, 2014, ("Closing date"), Perion legally acquired all the outstanding shares of ClientConnect in exchange for 54,753,582 ordinary shares of Perion and issued 2,820,141 Perion options to ClientConnect’s option holders in exchange for their ClientConnect options. Upon the closing, Perion was owned 81% by the Conduit shareholders and option holders and 19% by the pre-closing Perion shareholders and option holders, on a fully diluted basis using the treasury stock method as defined in the agreement.

The transaction has been accounted for as a reverse acquisition of Perion by ClientConnect in accordance with Accounting Standards Codification Topic 805, “Business Combinations,” using the acquisition method of accounting with ClientConnect as the accounting acquirer and Perion as the accounting acquiree (see note 2 below). Accordingly, ClientConnect will allocate the purchase price consideration to the tangible and intangible assets deemed acquired and liabilities deemed assumed from Perion, with the excess purchase price recorded as goodwill.  Commencing in 2014, Perion's 2014 financial statements will include ClientConnect's comparative numbers, namely, consolidated balance sheets as of December 31, 2013, and the related consolidated statements of income, comprehensive income, changes in shareholders' equity and cash flows for each of the two years in the period ended December 31, 2013.

The following Unaudited Pro Forma Condensed Combined Statements of Income for the year ended December 31, 2013 combine the historical consolidated statements of income of Conduit's ClientConnect business and Perion giving effect to the acquisition as if it had been consummated on January 1, 2013. The following Unaudited Pro Forma Condensed Combined Balance Sheet combines the historical consolidated balance sheets of the ClientConnect business and Perion giving effect to the acquisition as if it had been consummated on December 31, 2013.

The following Unaudited Pro Forma Condensed Combined Financial Information has been prepared in accordance with SEC Regulation S-X Article 11. It is presented for illustrative purposes only and is not necessarily indicative of the combined operating results or financial position that would have occurred if the acquisition had been consummated on these dates and in accordance with the assumptions described herein, nor is it necessarily indicative of future results of operations or the financial position of the combined company.

As of the date of this filing, management has not completed the detailed valuation studies necessary to determine the fair values of the Perion assets and liabilities, nor has it identified all adjustments necessary to conform Perion's accounting policies to ClientConnect's accounting policies. The purchase price consideration deemed to be given by ClientConnect to complete the acquisition was determined based on the trading price of the Perion shares on the closing date. Management has allocated the purchase price based on the preliminary estimated fair value of Perion's assets deemed acquired and liabilities deemed assumed based on preliminary valuation studies, due diligence and information presented in public filings. Accordingly, the unaudited pro forma purchase price allocation and related adjustments are preliminary and are subject to further adjustments as additional information becomes available and as additional valuations and analyses are completed. Once final valuations of the assets deemed acquired and liabilities deemed assumed from Perion will be completed, there may be increases or decreases in the fair value of Perion's assets and liabilities reflected in the Unaudited Pro Forma Condensed Combined Balance Sheet that may also impact the Unaudited Pro Forma Condensed Combined Statements of Income. There can be no assurance that such final fair values of the assets deemed acquired and liabilities deemed assumed from the reverse acquisition of Perion will not result in material changes.

The following Unaudited Pro Forma Condensed Combined Financial Information has been developed from and should be read in conjunction with (i) the audited consolidated financial statements of ClientConnect for the year ended December 31, 2013 included elsewhere in this report on Form 6-K, and (ii) the audited consolidated financial statements of Perion contained in its annual report on Form 20-F for the fiscal year ended December 31, 2013, filed with the SEC on April 10, 2013.

The following Unaudited Pro Forma Condensed Combined Statements of Income do not give effect to planned synergies and/or cost savings related to the acquisition.

UNAUDITED PRO FORMA CONDENSED COMBINED BALANCE SHEET

As of December 31, 2013
(U.S. dollars in thousands)

	Client Connect	Perion	Pro Forma Adjustments	Note	Combined pro forma
Current Assets:
Cash and cash equivalents	$949	$23,364	$-		$24,313
Trade receivables	-	18,665	(12,823)	4(a)	5,842
Restricted cash	-	1,837	-		1,837
Prepaid expenses and other current assets	400	3,719	-		4,119
Total current assets	1,349	47,585	(12,823)		36,111
Other assets	-	1,438	-		1,438
Property and equipment, net	2,189	1,377	-		3,566
Goodwill	27,520	37,435	(37,435)	4(b)	146,197
			118,677	4(b)
Other intangible assets	-	27,040	22,883	4(c)	49,923

Total assets	$31,058	$114,875	$91,302		$237,235

Liabilities and shareholders' equity
Current liabilities:
Current maturities of long-term debt	$-	$2,300	$-		$2,300
Deferred revenues	6,250	9,052	(5,413)	4(d)(i)	6,743
			(3,146)	4(d)(ii)
Trade payables	13,358	13,900	(12,823)	4(a)	14,435
Other accounts payable and accrued expenses	1,423	16,420	1,960	4(e)	19,803
Payment obligation related to acquisitions	-	8,773	-		8,773
Total current liabilities	21,031	50,445	(19,422)		52,054
Deferred revenues	-	-	-		-
Long-term debt	-	4,250	-		4,250
Contingent purchase consideration	-	-	-		-
Other long-term liabilities	-	3,610	1,710	4(e)	5,320

Total liabilities	21,031	58,305	(17,712)		61,624

SHAREHOLDERS' EQUITY	10,027	56,570	(56,570)	4(f)
			165,584	4(f)	175,611

Total liabilities and shareholders' equity	$31,058	$114,875	$91,302		$237,235

The accompanying notes are an integral part of these Unaudited Pro Forma Condensed Combined Financial Statements.

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF INCOME

Year ended December 31, 2013
(U.S. dollars in thousands, except per share data)

	Client Connect	Perion	Pro Forma Adjustments 4(j)	Pro Forma Adjustments	Note	Combined pro forma

Revenues	$325,508	$87,148	$14,335	$3,679	4(g)	$412,656
				(18,014)	4(a)
Cost of revenues	-	11,440	(11,440)			-
Gross Profit	325,508	75,708	25,775	(14,335)		412,656

Costs and expenses:
Cost of revenues	6,104	-	11,440	7,283	4(h)	24,827
Research and development	22,394	13,393	-	-		35,787
Traffic acquisition costs	185,355	-	32,300	(18,014)	4(a)	213,976
			14,335
Selling and marketing	10,298	43,358	(32,300)	894	4(h)	22,250
General and administrative	19,115	15,077	-	(10,535)	4(i)	23,657

Operating income	82,242	3,880	-	6,037		92,159
Financial income (expense), net	2,782	(1,233)	-	-		1,549

Income before taxes on income	85,024	2,647	-	6,037		92,159
Taxes on income	22,616	2,337	-	(3,037)	4(k)(i)	24,713
	-	-	-	2,797	4(k)(ii)	-

Net income from continued operations	62,408	310	-	6,227		68,995
Discontinued operations, net of taxes	(33,795)	-	-	-		(33,795)

Net income	$28,613	$310	$-	$6,227		$35,200

Weighted average common shares:
Basic						69,747
Diluted						70,419
Net income from continued operations per common share:
Basic						0.99
Diluted						0.98
Net income from discontinued operations per common share:
Basic						(0.48)
Diluted						(0.48)

The accompanying notes are an integral part of these Unaudited Pro Forma Condensed Combined Financial Statements.

NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS

(U.S. dollars in thousands, except per share data)

Note 1. Description of the Transaction

On September 16, 2013, Perion Network Ltd. ("Perion") entered into an agreement with Conduit Ltd. ("Conduit") to acquire Conduit’s ClientConnect business, which includes its monetization and distribution platform for publishers and developers. On December 31, 2013, Conduit spun off its ClientConnect business to ClientConnect Ltd. ("ClientConnect"), a newly formed Israeli company owned by the Conduit shareholders and option holders in the same respective proportions as their holdings in Conduit. On January 2, 2014 ("the closing date), Perion acquired all the outstanding shares of ClientConnect in exchange for 54,753,582 ordinary shares of Perion and issued 2,820,141 Perion options to ClientConnect’s option holders in exchange for their ClientConnect options. Upon the closing, Perion was owned 81% by the Conduit shareholders and option holders and 19% by the pre-closing Perion shareholders and option holders, on a fully diluted basis using the treasury stock method as defined in the agreement.

Note 2. Basis of Presentation

The Unaudited Pro Forma Condensed Combined Statement of Income for the year ended December 31, 2013 give effect to the acquisition as if it had been consummated on January 1, 2013. The Unaudited Pro Forma Condensed Combined Balance Sheet as of December 31, 2013 gives effect to the Share Purchase as if it had been consummated on December 31, 2013.

The Unaudited Pro Forma Condensed Combined Financial Statements have been derived from the audited consolidated financial statements of ClientConnect that are included in this report on Form 6-K and Perion's audited consolidated financial statements that are included in Perion's annual report on Form 20-F for the year ended December 31, 2013. Further review of accounting policies may result in additional revisions to Perion's policies and classifications to conform to those of ClientConnect. Based on management's preliminary review of the respective summaries of significant accounting policies of Perion and ClientConnect and preliminary discussions among the respective management teams, the nature and amount of any adjustments to the historical financial statements of Perion, to conform its accounting policies to those of ClientConnect, are not expected to be material. As described in Note 4(j), Perion will present a one-step statement of income to be consistent with ClientConnect's presentation.

Assumptions and estimates underlying the unaudited pro forma adjustments are described in these notes and should be read in conjunction with the Unaudited Pro Forma Condensed Combined Financial Statements. Since the Unaudited Pro Forma Condensed Combined Financial Statements have been prepared based upon preliminary estimates, the final amounts may differ materially from the information presented.

The acquisition is reflected in the Unaudited Pro Forma Condensed Combined Financial Statements as an acquisition of all the outstanding shares and options of Perion by ClientConnect in accordance with Accounting Standards Codification Topic 805, "Business Combinations," using the acquisition method of accounting with ClientConnect as the accounting acquirer. Since Perion is the "legal acquirer", the acquisition will be accounted for as a reverse acquisition. Under these accounting standards, ClientConnect's total estimated purchase price is calculated as described in Note 3, and the assets deemed acquired and the liabilities deemed assumed from Perion are measured and recorded at their estimated fair values. For the purpose of measuring the estimated fair value of the assets deemed acquired and liabilities deemed assumed, ClientConnect estimated the fair values as the price that would be received to sell an asset or pay to transfer a liability in an orderly transaction between market participants as of the measurement date. The fair value measurements utilize estimates based on key assumptions of the acquisition, including historical and current market data. The unaudited pro forma adjustments included herein are preliminary and will be adjusted as additional information becomes available and as additional analyses are performed. The final purchase price allocation and the final amounts of the assets deemed acquired and liabilities deemed assumed in the reverse acquisition of Perion may differ materially from the values recorded in these pro forma financial statements.

NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS

(U.S. dollars in thousands, except per share data)

Note 2. Basis of Presentation (c’ntd)

Transaction costs have been excluded from the Unaudited Pro Forma Condensed Combined Statements of Income as they reflect charges directly related to the acquisition, that does not have an ongoing impact. The Unaudited Pro Forma Condensed Combined Financial Statements do not include one-time costs directly attributable to the transaction, such as professional fees incurred or to be incurred by ClientConnect or Perion or employee retention costs pursuant to provisions contained in the agreement, as those costs are not considered part of the purchase price.

ClientConnect and Perion expect to incur significant costs associated with the integration of ClientConnect and Perion after the transaction is completed. The Unaudited Pro Forma Condensed Combined Financial Statements do not reflect these costs or any benefits that may result from realization of future cost savings from operating efficiencies or revenue synergies expected to result from the acquisition.

Note 3. Purchase Consideration and Preliminary Allocation

Based on the closing price of the Perion shares on NASDAQ of $12.64 per share as of January 2, 2014 and the options of Perion outstanding on that date, the consideration under reverse acquisition accounting amounted to $165,584, consisting of $158,303 for the deemed (for accounting purposes only) issuance of ClientConnect shares, and $7,281 for the fair value of Perion vested options (for accounting purposes only). The fair value of Perion vested options represent the fair value of such options attributable to service prior to the closing  date using the stock price on the closing date as an input to the Binomial option-pricing model to determine the fair value of the options.

The allocation of the purchase price to the fair values of assets deemed acquired and liabilities deemed assumed includes unaudited pro forma adjustments to reflect the fair values of Perion's assets and liabilities. The allocation of the preliminary purchase price is as follows:

Amortizable intangible assets:
Acquired technology	$28,392
In Process R&D	8,092
Trade name and other	13,439
Total intangible assets	49,923
Working Capital	4,568
Deferred tax liabilities	(7,584)
Goodwill	118,677
Total consideration	$165,584

Note 4. Adjustments to Unaudited Pro Forma Condensed Combined Financial Statements

The unaudited adjustments to historical amounts included in the Unaudited Pro Forma Condensed Combined Financial are as follows:

(a)           Intercompany balances

Reflects the elimination of balances related to the commercial agreement between Perion and Conduit, which was entered into in August 2013, in parallel with the business combination with ClientConnect. Under the agreement, Perion provides Conduit publisher services based on "pay per installation" fee. These balances are for transactions occurred prior to the closing date.

(b)            Goodwill

Reflects the elimination of the goodwill in the amount of $37,435 included on the historical financial statements of Perion as of December 31, 2013, which is not identifiable asset. In addition reflects the preliminary estimate of the excess of the purchase price paid over the fair value of the assets deemed acquired and liabilities deemed assumed from Perion (see note 3).

NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS

(U.S. dollars in thousands, except per share data)

Note 4. Adjustments to Unaudited Pro Forma Condensed Combined Financial Statements (c’ntd)

(c)           Other intangible assets

Other intangible assets reflect the preliminary estimated fair value of Perion's intangibles assets of $49,923 (see note 3). The provisional measurements of fair value reflected are subject to change, which change could be significant and could impact the related amortization, as well. See Note (h) for further information on amortization of intangible assets.

(d)           Deferred revenues

(i)
The adjustment to deferred revenues represents the decrease in the fair value of Perion's deferred revenue balance at December 31, 2013, based on the cost of fulfillment plus a normal profit margin, to $493, representing a reduction of $5,413 from the carrying value. After the closing, the adjustment will be amortized as a reduction in revenue over the twelve-month period services are provided. The impact is not included in the accompanying unaudited pro forma condensed combined statements of income as it is considered a nonrecurring charge that will be included in Perion's statement of income within twelve months following the closing. The provisional measurements of fair value reflected are subject to change. Such changes could be significant to the fair value and to the related amortization.

(ii)	To eliminate the balance related to the commercial agreement with Conduit (see note 4a above)

(e)           Deferred tax liability

The adjustment to other current and long-term liabilities include an adjustment of the deferred tax liability arising from the estimated fair value adjustments for intangibles deemed acquired (other than goodwill) and deferred revenue, and are based on Perion's expected tax rates in the years in which the deferred taxes are expected to be applied.

Current deferred tax liability - Net adjustment were due to $3,160 preliminary estimate of the deferred tax liability associated with the intangible assets deemed acquired, offset by the elimination of Perion’s historical deferred taxes liability of $1,200.

Non-current deferred tax liability - Net adjustment were due to $4,424 preliminary estimate of the deferred tax liability associated with the intangible assets deemed acquired, offset by the elimination of Perion’s historical deferred taxes liability of $2,714.

(f)              Shareholders' equity

Under reverse acquisition accounting, the amount of ordinary shares on the balance sheet will reflect the equity structure of the legal acquirer (the par value and the number of Perion shares issued and outstanding). The Unaudited Pro Forma Condensed Combined Balance Sheet reflects the additional fair value of Perion related to the number of ClientConnect shares deemed (for accounting purposes) issued, less the par value of the Perion shares outstanding immediately after the closing and includes $7,584 to reflect the portion of the purchase price related to the total estimated fair value of Perion's stock options outstanding as of January 2, 2014, excluding the value associated with employee services yet to be rendered.

(g)           Intercompany transaction

Reflects the elimination of transactions occurred prior to the closing date related to the commercial agreement between Perion and Conduit, which was entered into in August 2013, in parallel with the business combination with ClientConnect. Under the agreement, Perion provides Conduit publisher services based on "pay per installation" fee.

NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS

(U.S. dollars in thousands, except per share data)

Note 4. Adjustments to Unaudited Pro Forma Condensed Combined Financial Statements (c’ntd)

(h)           Amortization of intangible assets

Total adjustments related to amortization expenses of intangible assets are as follows:

Year ended December 31, 2013
Cost of revenues
Elimination of Perion’s historical intangible asset amortization	$(7,954)
Estimated amortization of fair value of acquired intangible assets	15,237
Adjustments to cost of revenues	$7,283

Selling and marketing
Elimination of Perion’s historical intangible asset amortization	$(1,824)
Estimated amortization of fair value of acquired intangible assets	2,718
Adjustments to selling and marketing	$894

The value assigned to intangible assets and related amortization adjustments are preliminary and are subject to further adjustments as additional information becomes available and as additional valuations and analyses are completed. There can be no assurance that such final fair values will not result in material changes.

Acquired technology – 3.5 to 4 years

Trade names– 4 to 11 years

In process R&D – amortization will be recorded, and the rate determined, upon completion of the development

Amortization of technology is included within cost of sales, and amortization of trade names assets is included in selling and marketing.

(i)           Transaction costs

Reflect the elimination of charges directly related to the acquisition that do not have an ongoing impact.

(j)
Perion will present a one-step statement of income to be consistent with ClientConnect's presentation. In addition, traffic acquisition cost will be presented in a separate line item, so it will be reclassified from selling and marking expense to be consistent with ClientConnect's presentation.

(k)           Taxes on income

i.	Estimated income tax benefit adjustments included in the pro forma statements of income are as follows:

Year ended December 31, 2013
Elimination of Perion’s historical change in deferred taxes associated with the amortization of the purchase accounting adjustments	$123
Estimated change in deferred taxes associated with the amortization of the purchase accounting adjustments	(3,160)
Adjustments to income tax	$(3,037)

ii.	Additional tax expense due to intercompany transaction elimination.